UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”), with the Securities and Exchange Commission on July 22, 2013, relating to the tender offer by Duff Brothers Capital Corporation, a Texas corporation, to purchase all the issued and outstanding shares of the Company’s common stock, par value $1.50 per share, at a price of $2.10 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 entitled “Litigation Related to the Offer and the Merger” is hereby amended and supplemented to add the following disclosures:

On July 31, 2013, the plaintiff in the putative class action captioned Wheeler v. Frozen Food Express Industries, Inc., Civ. No. 3:13-CV-02823 filed a Notice of Voluntary Dismissal, which dismissal was granted by the Court on August 2, 2013.

On August 1, 2013, the plaintiff in the putative class action captioned Britvich v. Frozen Food Express Industries, Inc., Civ. No. 3:13-cv-02943 filed a Notice of Voluntary Dismissal.

On August 1, 2013, the same attorneys that represented Mr. Wheeler and Mr. Britvich filed a new complaint captioned Herrley v. Frozen Food Express Industries, Inc., Civ. No. 3:13-cv-03004 in the United States District Court, Northern District of Texas (the “Herrley Litigation”). The Herrley Litigation was filed against the Company, the individual members of the Company Board, Purchaser and Merger Sub. The Herrley Litigation generally alleges, among other things, that the members of the Company Board breached their fiduciary duties by failing to take steps to maximize the value to be paid to the Company’s shareholders and taking steps to avoid competitive bidding, putting their personal interests ahead of the interests of the Company, and for making materially inadequate disclosures and material disclosure omissions. The Herrley Litigation also alleges that the defendants issued a solicitation/recommendation statement on Schedule 14D-9 that violates Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934, as amended, because it allegedly omits material facts. The Herrley Litigation also alleges claims for aiding and abetting such alleged breaches of fiduciary duties against the Company, Purchaser and Merger Sub. The plaintiff in the Herrley Litigation generally seeks, among other relief, injunctive relief prohibiting consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger if consummated prior to final judgment, damages and attorneys’ fees and expenses, and other forms of relief. The plaintiff in the Herrley litigation also made a demand upon the the Company Board pursuant to Section 21.553 of the Texas Business Organizations Code with respect to his derivative breach of fiduciary duty claims and filed a motion to compel the production of expedited discovery and a briefing schedule on the motion for injunction. On August 1, 2013, the Company Board appointed two independent directors to a Special Litigation Committee pursuant to Section 21.554 of the Texas Business Organizations Code to, among other duties, investigate and evaluate plaintiffs’ allegations in the Britvich Litigation and related litigation.

On August 5, 2013, the Company filed with the Court a Statement Pursuant to Section 21.555(b) of the Texas Business Organizations Code formally advising the Court, the plaintiff and all interested parties that the Company Board has appointed a Special Litigation Committee to investigate the shareholder derivative allegations of breach of fiduciary duties, a Notice of Automatic Stay of Shareholder Derivative Claims Pursuant to Section 21.555(b) of the Texas Business Organizations Code and a Notice of Automatic Stay of Proceedings Pursuant to the Private Securities Litigation Reform Act. The Court has yet to rule on such filings.

The Company believes the Shareholder Litigation is without merit, although the Special Litigation Committee is continuing its review of the allegations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

By:	/s/ S. Russell Stubbs
S. Russell Stubbs President and Chief Executive Officer

Dated: August 6, 2013

3